UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 6

PACE HEALTH MANAGEMENT SYSTEMS, INC.
(Name of Issuer)

Convertible Preferred Stock, Series A
(Title Class of Securities)

693723108
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

December 30, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       1,719,186

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       1,719,186

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,719,186

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       16.32%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the Statement on Schedule 13D filed with the Commission by John Pappajohn (the "Purchaser") with respect to his ownership of Common Stock (the "Common Stock"), no par value per share, Convertible Preferred Stock, Series A, no par value per share ("Series A Preferred Stock") and Warrants to purchase shares of Common Stock (the "Warrants") of PACE Health Management Systems, Inc., an Iowa Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Purchaser beneficially owned an aggregate of 508,519 shares of Common Stock, 500,000 shares of Series A Preferred Stock and Warrants to purchase another 710,667 shares of Common Stock. Such shares of Common Stock and the Warrants represent 16.32% of the outstanding Common Stock of the Company based upon 10,532,451 shares of Common Stock actually outstanding as of December 30, 1997, assuming conversion of all of the Series A Preferred Stock and the Purchaser's Warrants into Common Stock.

     b) The Purchaser has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all shares of Common Stock and Series A Preferred Stock that he owns.

     (c) On December 30, 1997 the Purchaser bought 125,000 shares of Series A Preferred Stock in a private placement of the Company for an aggregate purchase price of $125,000 at an average price of $1.00 per share. In connection with this purchase, the Purchaser received Warrants to purchase 62,500 shares of Common Stock at $0.50 per share.

          On December 30, 1997 the Purchaser received an additional 160,714 shares of Series A Preferred Stock when the Company's Board of Directors adopted a resolution reducing the price per share for all prior Series A Preferred Stock purchased from $1.75 to $1.00. In addition, the resolution stated that each share of Series A Preferred Stock would be convertible into 2 shares of Common Stock.

		  On December 30, 1997, an additional 437,501 shares of Common Stock are purchasable as a result of anti-dilution adjustments to warrants previously granted to the Purchaser. The anti-dilution adjustments occurred in connection with the resolution by the Company's Board of Directors that reduced the subscription price and conversion terms of the Company's Series A Preferred Stock.

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 9, 1997

/s/ John Pappajohn
-------------------
John Pappajohn